Exhibit (a)(1)(vii)

IMMEDIATE ATTENTION REQUIRED
March 6, 2007

Dear Participant in the Celanese Americas Retirement Savings Plan:

The enclosed tender offer materials and Direction Form require your immediate attention. Our records reflect that, as a participant in the Celanese Americas Retirement Savings Plan (the “Plan”), all or a portion of your individual account is invested in the Celanese Stock Fund (the “Stock Fund”). The tender offer materials describe an offer by Celanese Corporation (the “Company”), through its wholly owned subsidiary, Celanese International Holdings Luxembourg S.à r.l. (“CIH” and together with the Company, “Purchaser”), to purchase up to 11,279,243 of the Company’s Series A Common Stock, par value $0.0001 per share (the “Common Stock”), at a price not greater than $30.50 nor less than $28.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). As described below, you have the right to instruct State Street Bank and Trust Company (“State Street”), as trustee of the Plan, concerning whether to tender shares allocable to the units in your individual account under the Plan. You will need to complete the enclosed Direction Form and return it to Ellen Philip Associates, Inc. (the “Tabulator”) in the enclosed return envelope so that it is RECEIVED by 4:00 p.m., New York City time, on or before Thursday, March 29, 2007, unless the Offer is extended, in which case the deadline for receipt of instructions will, to the extent feasible, be three business days prior to the expiration date of the Offer. If you do not complete the enclosed Direction Form and return it to the Tabulator on a timely basis, you will be deemed to have elected not to participate in the Offer and no shares allocable to the units in your Plan account will be tendered.

Your balance in the Stock Fund under the Plan is accounted for in units. Each unit represents a portion of the shares of Common Stock in the Stock Fund. State Street will determine the actual number of shares to tender based on instructions received from participants and by calculating the number of shares allocable to the units for which instructions to tender have been received. Unless otherwise required by applicable law, State Street may not exercise its own discretion whether to tender shares for which no directions are received.

To obtain information on the number of units in your Stock Fund account under the Plan or for other general information about your Plan account, please call Celanese Retirement Plans Service Center at (800) 331-2363 (option 1) or visit the Plan’s Internet website at www.retireonline.com.

The remainder of this letter summarizes the transaction, your rights under the Plan (including a notice of a blackout period) and the procedures for completing and submitting the Direction Form. You should also review the more detailed explanation provided in the Offer to Purchase, dated March 6, 2007 (the “Offer to Purchase”), enclosed with this letter.

Background

Purchaser recently announced its plans to conduct a modified “Dutch Auction” tender offer in which it would purchase for cash up to 11,279,243 shares of Common Stock at a price not greater than $30.50 nor less than $28.00 per share. Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, Purchaser will determine a single per share price that it will pay for shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. Purchaser will select the lowest purchase price that will allow it to purchase 11,279,243 shares or such lesser number of shares as are properly tendered and not properly withdrawn, at prices not greater than $30.50 nor less than $28.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest (such purchase price, the “Final Purchase Price”).

The enclosed Offer to Purchase sets forth the objectives, terms and conditions of the Offer and is being provided to all of the Company’s stockholders. To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the entire Offer to Purchase.

The Offer extends to the Common Stock held by the Plan. As of March 2, 2007, the Plan had approximately 280,000 shares of Common Stock allocated to participant accounts. Only State Street, as trustee of the Plan, can tender these shares in the Offer. Nonetheless, as a participant under the Plan, you have the right to direct State Street whether or not to tender some or all of the shares allocable to units in your individual Plan account, and at what price or prices. Unless otherwise required by applicable law, State Street will tender shares allocable to the units in participant accounts in accordance with participant instructions and State Street will not tender shares allocable to units in participant accounts for which it does not receive timely instructions. If you do not complete the enclosed Direction Form and return it to the Tabulator on a timely basis, you will be deemed to have elected not to participate in the Offer and no shares allocable to the units in your Plan account will be tendered.

Limitations on Following Your Direction

The enclosed Direction Form allows you to specify the percentage of the shares allocable to the units in your account that you wish to tender and the price or prices at which you want to tender shares allocable to the units in your account. As detailed below, when State Street tenders shares on behalf of the Plan, it may be required to tender shares on terms different than those set forth on your Direction Form.

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the trust agreement between the Company and State Street prohibit the sale of shares to the Company for less than “adequate consideration,” which is defined by ERISA for a publicly traded security as the prevailing market price on a national securities exchange. State Street will determine “adequate consideration,” based on the prevailing or closing market price of the shares on the New York Stock Exchange on or about the date the shares are tendered by State Street (the “prevailing market price”). Accordingly, depending on the prevailing market price of the shares on such date, State Street may be unable to follow participant directions to tender shares to Purchaser at certain prices within the offered range. State Street will tender or not tender shares allocable to units in your account as follows:

•	If the prevailing market price is greater than the maximum tender price offered by Purchaser in the Offer ($30.50 per share), notwithstanding your direction to tender shares allocable to units in your account, the shares allocable to units in your account will not be tendered.

•	If the prevailing market price is lower than the price at which you direct shares allocable to units in your account to be tendered, notwithstanding the lower closing market price, State Street will follow your direction both as to percentage of shares allocable to units in your account to tender and as to the price at which such shares allocable to units in your account are tendered.

•	If the prevailing market price is greater than the price at which you direct the shares allocable to units in your account to be tendered but within the range of $28.00 to $30.50, State Street will follow your direction regarding the percentage of shares allocable to units in your account to be tendered, but will increase the price at which such shares allocable to units in your account are to be tendered to the lowest tender price that is not less than prevailing market price.

•	If the prevailing market price is within the range of $28.00 to $30.50, for all shares allocable to units in your account directed to be tendered at the Final Purchase Price, State Street will tender such shares allocable to units in your account at the lowest tender price that is not less than the prevailing market price.

Unless otherwise required by applicable law, State Street will not tender shares allocable to units in participant accounts for which it has received no direction, or for which it has received a direction not to tender.

It Is Your Decision Whether to Tender

The Board of Directors of the Company and the Managers of CIH has approved the tender offer. However, none of the Company or its Board of Directors, CIH or its Board of Managers, State Street, Merrill Lynch & Co. or Deutsche Bank Securities Inc. (the “Dealer Managers” for the Offer), Computershare Trust Company, N.A. (the “Depositary” for the Offer) or Georgeson (the “Information Agent” for the Offer) makes any recommendation to you as to whether you should tender or refrain from tendering the shares allocable to units in your Plan account or as to the purchase price or prices at which you may choose to tender the shares allocable to units in your Plan account. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER THE SHARES ALLOCABLE TO UNITS IN YOUR ACCOUNT AND, IF SO, HOW MANY SHARES ALLOCABLE TO UNITS TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER. In doing so, you should read carefully the information in the Offer, including the Company’s reasons for making the Offer.

The Company’s directors and executive officers and CIH’s managers have advised us that they do not intend to tender their shares in the Offer. However, the Company has agreed to purchase up to 1,835,511 shares (which number of shares purchased may be proportionately increased or decreased if the number of shares purchased in the Offer is increased or decreased, respectively) at the Final Purchase Price from Blackstone, on the eleventh business day after the expiration of the Offer. Blackstone holds approximately 14% of the Common Stock and will not be tendering any shares in the Offer. Blackstone representatives occupy four out of the eleven seats on the Board of Directors of the Company and abstained from voting to approve the Offer.

Confidentiality

To assure the confidentiality of your decision, the Tabulator will tabulate the Direction Forms. Neither State Street nor their affiliates or agents or the Tabulator will make your individual direction available to Purchaser.

Procedure for Directing Trustee

Enclosed is a Direction Form which should be completed and returned to the Tabulator. However, for purposes of the final tabulation, State Street will apply your instructions to the number of shares allocable to the units in your account as of March 29, 2007, or as of a later date if the Offer is extended.

If you do not properly complete the Direction Form or do not return it by the deadline specified, such shares allocable to units in your account will be considered NOT TENDERED.

To properly complete your Direction Form, you must do the following:

(1) On the face of the Direction Form, check Box 1 if you wish to tender and follow the instructions in the below bullet. If you do not wish to tender, check Box 2.

•	CHECK BOX 1 and complete the table immediately below Box 1. Specify the percentage (in whole numbers) of the shares allocable to units in your individual account that you want to tender at each price indicated.

You may direct the tender of shares allocable to units in your account at different prices. To do so, you must state the percentage (in whole numbers) of shares allocable to units in your account to be sold at each price by filling in the percentage on the line immediately before the price. Also, you may elect to accept the Final Purchase Price. You should understand that this election may effectively lower the Final Purchase Price and could result in the shares allocable to units in your account being purchased at the minimum price of $28.00 per share. Leave a given line blank if you want no shares allocable to units in your account tendered at that particular price. The total of the percentages you provide on the Direction Form may not exceed 100%, but it may be less than 100%. If this amount is less than 100%, you will be deemed to have instructed State Street NOT to tender the entire balance of the shares allocable to units in your individual account.

(2) Date and sign the Direction Form in the space provided.

(3) Return the Direction Form in the enclosed return envelope so that it is received by the Tabulator at the address on the return envelope (P.O. Box 1997, New York, NY 10017-0024) not later than 4:00 P.M., New York City time, on Thursday, March 29, 2007, unless the Offer is extended, in which case, to the extent feasible, the participant deadline shall be three business days prior to the expiration date of the Offer. If you wish to return the form by overnight courier, please send it to the Tabulator at Ellen Philip Associates, 134 West 26th Street, 5th Floor, New York, NY 10001. Directions via facsimile will not be accepted.

Your direction will be deemed irrevocable unless withdrawn by 4:00 p.m., New York City time, on Thursday, March 29, 2007, unless the Offer is extended by Purchaser. In order to make an effective withdrawal, you must submit a new Direction Form which may be obtained by calling the Celanese Retirement Plans Service Center at (800) 331-2363 (option 1) and request an additional Direction Form. Upon receipt of a new, completed and signed Direction Form, your previous direction will be deemed canceled. You may direct the re-tendering of any shares allocable to units in your individual account by obtaining an additional Direction Form from the Tabulator and repeating the previous instructions for directing tender as set forth in this letter.

After the deadline above for returning the Direction Form to the Tabulator, the Tabulator will complete the tabulation of all directions. State Street will tender the appropriate number of shares on behalf of the Plan.

Subject to the satisfaction of the conditions described in the Offer to Purchase, Purchaser will buy all shares, up to 11,279,243, that are properly tendered through the Offer. If there is an excess of shares tendered over the exact number desired by Purchaser, shares tendered pursuant to the Offer may be subject to proration, as described in the Offer to Purchase. Any shares allocable to units in your account that are not purchased in the Offer will remain allocated to your individual account under the Plan.

The preferential treatment of holders of fewer than 100 shares, as described in the Offer to Purchase, will not apply to participants in the Plan, regardless of the number of shares allocable to units held within their individual accounts. Likewise, the conditional tender of shares, as described in the Offer to Purchase, will not apply to participants in the Plan.

Effect of Tender on Your Account; Freeze on Employer Stock Account

As of 4:00 p.m., New York City time, on Thursday, March 29, 2007, certain transactions involving the Stock Fund attributable to your account, including all exchanges out, loans, withdrawals and distributions, will be prohibited until all processing related to the Offer has been completed, unless the Offer is terminated or the completion date is extended. This freeze on transactions will apply to ALL shares allocable to units in your Plan account, even if you elect to tender less than 100% of the shares allocable to the units in your account. In the event that the Offer is extended, the freeze on transactions involving the Stock Fund will, if feasible, be temporarily lifted until three days prior to the new completion date of the Offer, as extended, at which time a new freeze on these transactions involving the Stock Fund will commence. You can call Celanese Retirement Plans Service Center at (800) 331-2363 (option 1) to obtain updated information on expiration dates, deadlines and Stock Fund freezes.

IMPORTANT NOTE ON PLAN BLACKOUT PERIOD

As a result of this tender offer, you temporarily will be unable to conduct certain Plan transactions involving the Stock Fund during the period in which the Tabulator processes the results of the Offer. This period is called a “Blackout Period.” During the Blackout Period you will be unable to direct investments or otherwise transfer amounts into or out of the Stock Fund. The Blackout Period begins at 4:00 pm, New York City time, on March 29, 2007. For Plan participants who do not elect to tender any portion of their Stock Fund in the Offer, the Blackout Period is expected to end on or about April 5, 2007. For Plan participants who do elect to tender all or a portion of their Stock Fund in the Offer, the Blackout Period is expected to end on or about April 12, 2007. You can determine whether the Blackout Period has started or ended by calling the Celanese Retirement Plans Service Center at (800) 331-2363 (option 1).

During the Blackout Period you will be unable to direct or diversify the assets held in your Stock Fund. For this reason, it is very important that you review and consider the appropriateness of your current investments and Plan elections in light of your inability to obtain loans, withdrawals or distribution or to direct or diversify your investment in the Stock Fund during the Blackout Period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income, and investments. You should be aware that there is a risk to holding substantial portions of your assets in the Stock Fund, as individual stocks — including the Common Stock — tend to have greater volatility, both up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the Blackout Period, and you will not be able to direct the sale of such stocks from your account during the Blackout Period.

Federal law generally requires that you be furnished notice of a Blackout Period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any Blackout Period, in order to provide you with sufficient time to consider the effect of the Blackout Period on your retirement and financial plans. There is an exception to this 30 day rule where such advance notice is not possible due to unforeseeable circumstances or events beyond the reasonable control of the Plan administrator. As a result of the securities law requirements related to the Offer, it was impossible to furnish 30 days advance notice.

If you have any questions concerning the Blackout Period, you should contact Celanese Retirement Plans Service Center at (800) 331-2363 (option 1).

Investment of Proceeds

For any shares allocable to units in the Plan that are tendered and purchased by Purchaser, Purchaser will pay cash to the Plan. INDIVIDUAL PARTICIPANTS IN THE PLAN WILL NOT, HOWEVER, RECEIVE ANY CASH TENDER PROCEEDS DIRECTLY. ALL SUCH PROCEEDS WILL REMAIN IN THE PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLAN.

Pursuant to the terms of the Plan, State Street will invest proceeds received with respect to shares allocable to units in your account in the Stable Value Fund in your account as soon as administratively possible after receipt of proceeds. Once the proceeds have been received and have been invested in the Stable Value Fund, you may transfer them to other available investment funds within the Plan. It is anticipated that the processing of participant accounts will be completed five to seven business days after receipt of these proceeds.

Shares Outside the Plan

If you hold shares outside of the Plan, you will receive, under separate cover, Offer materials to be used to tender those shares. Those Offer materials may not be used to direct State Street to tender or not tender the shares allocable to the units in your individual account under the Plan. Likewise, the tender of shares allocable to the units in your individual account under the Plan will not be effective with respect to shares you hold outside of the Plan. The direction to tender or not tender shares allocable to units in your individual account under the Plan may only be made in accordance with the procedures in this letter. Similarly, the enclosed Direction Form may not be used to tender shares held outside of the Plan.

Further Information

If you require additional information concerning the procedure to tender shares allocable to the units in your individual account under the Plan, please contact Celanese Retirement Plans Service Center at (800) 331-2363 (option 1). If you require additional information concerning the terms and conditions of the Offer, please call Georgeson, the Information Agent for the Offer, at (866) 314-1598 (Toll Free).

Sincerely,

State Street Bank and Trust Company

DIRECTION FORM
CELANESE DUTCH AUCTION

BEFORE COMPLETING THIS FORM, PLEASE READ CAREFULLY THE ACCOMPANYING
OFFER TO PURCHASE AND ALL OTHER ENCLOSED MATERIALS

PLEASE NOTE THAT IF YOU DO NOT SEND IN A PROPERLY COMPLETED, SIGNED DIRECTION FORM, OR IF SUCH DIRECTION FORM IS NOT RECEIVED BY 4:00 P.M., NEW YORK CITY TIME ON THURSDAY, MARCH 29, 2007, UNLESS THE TENDER OFFER IS EXTENDED, THE SHARES ALLOCABLE TO THE UNITS IN YOUR PLAN ACCOUNT WILL NOT BE TENDERED IN ACCORDANCE WITH THE TENDER OFFER, UNLESS OTHERWISE REQUIRED BY LAW.

State Street Bank and Trust Company (“State Street”) makes no recommendation to any participant in the Celanese Americas Retirement Savings Plan (the “Plan”) as to whether to tender or not, or at which prices. Your direction to State Street will be kept confidential.

This Direction Form, if properly signed, completed and received by the Tabulator in a timely manner, will supersede any previous Direction Form.

To obtain information on the number of units in your Stock Fund account under the Plan or for other general information about your Plan account, please call Celanese Retirement Plans Service Center at (800) 331-2363 (option 1) or visit the Plan’s Internet website at www.retireonline.com.

In connection with the Offer to Purchase made by Celanese Corporation and its wholly owned subsidiary, Celanese International Holdings Luxembourg S.à r.l., dated March 6, 2007, I hereby instruct State Street to tender the shares allocable to the units in my Plan account as of March 29, 2007, unless a later deadline is announced, as follows:

☐ 1.	Please TENDER shares allocable to the units in my individual account under the Plan in the percentage (in whole numbers) indicated below for each of the prices provided. A blank space before a given price will be taken to mean that no shares allocable to the units in the Stock Fund in my Plan account are to be tendered at that price. I understand that certain transactions involving shares allocable to the units in the Stock Fund in my Plan account, including exchanges out, loans, withdrawals and distributions, will be prohibited until all processing of the Offer has been completed, and that such freeze will apply to ALL such shares allocable to the units in my account even if I elect to tender less than 100%. FILL IN THE TABLE BELOW ONLY IF YOU HAVE CHECKED BOX #1.

Percentage (in whole numbers) of shares allocable to the units in my individual account to be Tendered (The total of all percentages must be less than or equal to 100%. If the total is less than 100%, you will be deemed to have directed State Street NOT to tender the remaining percentage.)

% at $28.00	% at $29.00	% at $30.00
% at $28.25	% at $29.25	% at $30.25
% at $28.50	% at $29.50	% at $30.50
% at $28.75	% at $29.75	% at TBD*

☐ 2.	Please DO NOT TENDER shares allocable to the units in my individual account under the Plan.

* By entering a percentage on the % line at TBD, the undersigned understands that this action will result in the undersigned’s shares allocable to the units in the undersigned’s account being deemed to be tendered at the minimum price of $28.00 per share for purposes of determining the Final Purchase Price. This may effectively lower the Final Purchase Price and could result in the undersigned receiving a per share price as low as $28.00.

, 2007
SIGNATURE	DATE